UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

TORO VENTURES INC.

(Exact name of registrant as specified in its corporate charter)

000-51974

(Commission File No.)

Nevada	n/a
(State of Incorporation)	(IRS Employer Identification No.)

25 Jinhua Street, Chang Chun, Ji Lin, China, 130000

(Address of principal executive offices)

011-86-13761254664

(Registrant's telephone number)

Toro Ventures Inc.

25 Jinhua Street, Chang Chun, Ji Lin, China, 130000

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This information statement is being mailed on or about January 18, 2007, by Toro Ventures, Inc. (the "Company"), to the holders of record of shares of common stock, par value $0.001 per share, of the Company. You are receiving this information statement in connection with the appointment of two new members to the Company's Board of Directors.

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

Introduction

This Information Statement is being furnished on or around January 18, 2008 to the stockholders of record as of the close of business on January 14, 2008 (the "Record Date") of the common stock of Toro Ventures Inc., a Nevada corporation (the "Company"). As of the Record Date, the Company had approximately 5,845,000 shares of Common Stock outstanding. This Information Statement is being provided in connection with the change of the composition of the Company's Board of Directors as the result of the appointment of new directors (the "New Directors") Lixin Yang and Zhixin Xiao to the Board of Directors of the Company (the "Board").

Concurrently, the holders of shares representing a majority of the voting stock of the Company as of the Record Date have given their written consent to a resolution adopted by the Board of Directors to amend the articles of incorporation of the Company so as to change the name of the company to "Jet Petroleum Corp." (the "Corporate Name Change").  The Corporate Name Change will not become effective until at least  (10) days after the initial mailing of this Information Statement.

Nevada corporation law and the Company's bylaws permit holders of a majority of the voting power to take stockholder action by written consent. Accordingly, the Company will not hold a meeting of its stockholders to consider or vote upon the Corporate Name Change as described in this Information Statement.

The principal executive office of the Company is located at 25 Jinhua Street, Chang Chun, China, 130000. The telephone number of the principal executive office of the Company is 011-86-13761254664.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the Exchange Act) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's stockholders.

CHANGES TO THE BOARD OF DIRECTORS

Prior to the Record Date , the Board of Directors consisted of one sole director, Yan Liu, who was elected to serve until his successor is duly elected and qualified or until the next annual meeting of the Company's stockholders. As the result of the appointment of new directors, Lixin Yang and Zhixin Xiao to the Board of Directors of the Company, the Board of Directors will now consist of three directors, with each director elected to serve until his successor is duly elected and qualified or until the next annual meeting of the Company's stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The information contained in this Information Statement concerning the New Directors has been furnished to the Company by such persons and the Company assumes no responsibility for the accuracy or completeness of such information.

To the best of the Company's knowledge, none of the officers or New Directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person's involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the board of directors and serve at the discretion of the board of directors.

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company as of January 18, 2008.

Name	Age	Position
Yan Liu	25	President, CEO, Treasurer
Lixin Yang	44	Director
Zhixin Xiao	27	Director
Yan Liu has been our president, principal executive officer, principal financial officer, principal accounting officer, treasurer and a director since April 13, 2005.

Mr. Liu has a strong working background in managing fast food service restaurants in the Chinese market. From 2003 to 2004, Mr. Liu was employed as a manager of a Kentucky Fried Chicken restaurant in Ji Lin, China. From 2001 to
2003, Mr. Liu was employed as a part-time junior supervisor of a McDonald restaurant in Ji Lin, China.

Mr. Liu educational background also has prepared him for restaurant management, as he received a Bachelor of Business Management degree in Hotel and Restaurant management from the University of Ji Lin, in Ji Lin, China in 2004. The Business
Management degree Mr. Liu earned encompasses basic accounting and financial theory.

Lixin Yang  is a highly experienced and sought after consultant within the Oil & Gas industry in the republic of China, bring with him over 17 years of field work experience. Mr. Yang has wide ranging practical field experience, from oil and gas drilling, recovery, and storage to field site management and camp setup. Mr. Yang has worked with several of state owned Oil & Gas companies in the republic of China and has offered his expertise to companies in the Middle East and North America. Mr. Yang holds a Engineering degree from the University of Beijing.

Zhixin Xiao graduated from the University of Dalian with degree in business administration, with a focus on corporate finance and financial accounting. For the past five years, Ms. Xiao has been working in the treasury department of one China's largest telecom providers, with primary responsibilities including cash management, foreign exchange risk, and corporate financings.

Family Relationships

There are no family relationships between any of our directors or executive officers and any other directors or executive officers.

Director Compensation

The Directors of the Company do not compensate their directors, other than reimbursing for any out-of-pocket expenses incurred by them on behalf of the Company.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Company presently does not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as the management of the Company believes that until this point it has been premature at the early stage of the Company's management and business development to form an audit, compensation or nominating committee. However, the new management of the Company plans to form an audit, compensation and nominating committee in the near future. The Company envisions that the audit committee will be primarily responsible for reviewing the services performed by the Company's independent auditors and evaluating its accounting policies and system of internal controls. The Company envisions that the compensation committee will be primarily responsible for reviewing and approving the Company's salary and benefits policies (including stock options) and other compensation of the Company's executive officers. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board of Directors considers the candidate's character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company does not have an audit committee charter or a charter governing the nominating process. The members of the Board of Directors, who perform the functions of a nominating committee, are not independent because they are also officers of the Company. The determination of independence of directors has been made using the definition of "independent director" contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company's development, a specific nominating policy would be premature and of little assistance until the Company's business operations are at a more advanced level.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company's directors and executive officers, and persons who own more than 10% of the Company's equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company, the Company has determined that the Company's directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

EXECUTIVE COMPENSATION

As of the Record Date, no director or officer of the Company has received compensation. The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the Record Date, the Company had 5,845,000 Voting Shares issued and outstanding, consisting entirely of common stock, which for voting purposes are entitled to one vote per share. The Consenting Stockholder is the record and beneficial owner of 3,000,000 shares of the Company's common stock, which represents approximately 51.3% of the total number of Voting Shares.

The following table shows the number of shares of Common Stock beneficially owned as of the Record Date, by each person who we know beneficially owns more than 5% of the issued and outstanding shares of our Common Stock, each director and executive officer of the Company and the directors and executive officers as a group.

Name	# of shares beneficially owned	Percent of shares
Yan Liu (1)	3,000,000	51.3%
All Executive Officers and Directors as a group (1 person)

(1) The address for Mr. Liu  is the Company's address at 25 Jinhua Street, Chang Chun, China, 130000.

AMENDMENT OF THE ARTICLES OF INCORPORATION TO CHANGE THE NAME OF THE COMPANY

The Board of Directors of the Company has adopted a resolution to change the name of the corporation from "Toro Ventures Inc." to "Jet Petroleum Corp.". The holders of shares representing a majority of the Company's outstanding voting stock have given their written consent to the Corporate Name Change. Under Nevada corporation law and the Company's bylaws, the consent of the holders of a majority of the voting power is effective as stockholders' approval. An Amendment to the Articles of Incorporation of the Company (the "Amendment") in order to change the name of the Company.

The Corporate Name Change has been approved because the new name better represents the Company's new business focus. The Company commenced business in April 2005  in order to commence operations of a fast food service company in the republic of China. After two years of the Company's best efforts in fulfilling its initial business plan, it was decided that it was in the best interest of the shareholders for the Company to alter its business pursuits. As a result of this change of direction, the Company's business focus is now oil and gas exploration.

The adoption of "Jet Petroleum Corp." as the new name more clearly and accurately describes the new business focus of the Company. With the name "Toro Ventures Inc.", there is no clear relationship to the Company's current business activities. The name "Jet Petroleum Corp." should allow the Company to develop a clearer and more recognizable identity in the marketplace.

Certificates for the Company's common stock that recite the name "Toro Ventures Inc." will continue to represent shares in the Company after the Corporate Name Change has become effective. If, however, a stockholder wishes to acquire a certificate reciting the name "Jet Petroleum Corp." after the effectiveness of the Corporate Name Change, the stockholder may do so by surrendering its certificate to the Company's transfer agent with a request for a replacement certificate and the appropriate stock transfer fee.

The Company's transfer agent is:

Empire Stock Transfer Inc.

2470 St. Rose Parkway, Suite 304

Henderson, Nevada 89074

Tel: (702) 818-5898

Fax: (702) 974-1444

NO DISSENTERS' RIGHTS

Under Nevada law, stockholders are not entitled to dissenters' rights with respect to the transaction described in this Information Statement.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and , files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be inspected at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the facility at prescribed rates. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room. Because the Company files documents electronically with the SEC, you may also obtain this information by visiting the SEC's Internet website at http://www.sec.gov.

By Order of The Board of Directors

Yan Liu,

President and Chief Executive Officer

Dated: January 22, 2008